SILVER SPRING NETWORKS, INC.

555 Broadway Street

Redwood City, California 94063

March 8, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Tim Buchmiller, Reviewing Attorney Gabriel Eckstein, Staff Attorney Lynn Dicker, Reviewing Accountant Eric Atallah, Staff Accountant

Re:	Silver Spring Networks, Inc. Form S-1 Registration Statement (File No. 333-175393) originally filed July 7, 2011, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-35828)

Acceleration Request

Requested Date:	March 12, 2013

Requested Time:	4:00 PM Eastern Time

Ladies and Gentlemen:

Silver Spring Networks, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Michael A. Brown, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292, or in his absence, Mr. Brown at (415) 875-2432.

Sincerely,

SILVER SPRING NETWORKS, INC.

By:	/s/ John R. Joyce
John R. Joyce
Chief Financial Officer

cc:	Scott A. Lang, President and Chief Executive Officer

Richard S. Arnold, Jr., Esq., General Counsel

David B. Leeb, Esq., VP, Associate General Counsel

Silver Spring Networks, Inc.

Robert A. Freedman, Esq.

Michael A. Brown, Esq.

Fenwick & West LLP

Goldman, Sachs & Co.

Credit Suisse Securities (USA) LLC

c/o	Goldman, Sachs & Co.

200 West Street

New York, NY 10282

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010-3629

March 8, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:	Tim Buchmiller, Reviewing Attorney
Gabriel Eckstein, Staff Attorney
Lynn Dicker, Reviewing Accountant
Eric Atallah, Staff Accountant

Re:	Silver Spring Networks, Inc.
Registration Statement on Form S-1
Filed on July 7, 2011
File No. 333-175393

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Silver Spring Networks, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM Eastern Time on March 12, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated February 26, 2013:

(i)	Dates of Distribution: February 26, 2013 through the date hereof

(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 8

(iii)	Number of prospectuses furnished to investors: approximately 9,765

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 210

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page to Follow]

Very truly yours,
GOLDMAN, SACHS & CO. CREDIT SUISSE SECURITIES (USA) LLC Acting severally on behalf of themselves and the several Underwriters named in Schedule I to the Underwriting Agreement

By:	Goldman, Sachs & Co.

By:	/s/ Goldman, Sachs & Co.
	Name:	H. Andrew Fisher
	Title:	Managing Director

By:	Credit Suisse Securities (USA) LLC

By:	/s/ C. Cullon Davis
	Name:	C. Cullon Davis
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]